UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          TESORO PETROLEUM CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

                   Common Stock, Par Value $0.16 2/3 Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    881609101
                  --------------------------------------------
                                 (CUSIP Number)

                                 March 27, 2001
                  --------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [X]    Rule 13d-1(b)
            [_]    Rule 13d-1(c)
            [_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No. 881609101                                           Page 2 of 11 Pages


1    Name of Reporting Person
     IRS Identification No. of Above Persons (ENTITIES ONLY)

          ANGELO, GORDON & CO., L.P.

2    Check the Appropriate Box If a Member of a Group*

                                             a.   [_]
                                             b.   [X]

3    SEC Use Only


4    Citizenship or Place of Organization

          Delaware

                      5           Sole Voting Power
                                          1,641,369
 Number of
  Shares
Beneficially          6           Shared Voting Power
 Owned By                                 0
   Each
Reporting             7           Sole Dispositive Power
  Person                                  1,641,369
  With
                      8           Shared Dispositive Power
                                          0

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,641,369

10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                          [_]

11   Percent of Class Represented By Amount in Row (9)

                          5.04%

12   Type of Reporting Person*

          BD, IA, PN


* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 881609101                                           Page 3 of 11 Pages


1    Name of Reporting Person
     I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

          JOHN M. ANGELO

2    Check the Appropriate Box If a Member of a Group*

                                             a.   [_]
                                             b.   [X]

3    SEC Use Only


4    Citizenship or Place of Organization

          United States

                      5           Sole Voting Power
                                          0
 Number of
  Shares
Beneficially          6           Shared Voting Power
 Owned By                                 1,641,369
   Each
Reporting             7           Sole Dispositive Power
  Person                                  0
   With
                      8           Shared Dispositive Power
                                          1,641,369

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,641,369

10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                          [_]

11   Percent of Class Represented By Amount in Row (9)

                          5.04%

12   Type of Reporting Person*

          IN; HC


* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 881609101                                           Page 4 of 11 Pages


1    Name of Reporting Person
     I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

          MICHAEL L. GORDON

2    Check the Appropriate Box If a Member of a Group*

                                             a.   [_]
                                             b.   [X]

3    SEC Use Only


4    Citizenship or Place of Organization

          United States

                      5           Sole Voting Power
                                          0
 Number of
  Shares
Beneficially          6           Shared Voting Power
 Owned By                                 1,641,369
   Each
Reporting             7           Sole Dispositive Power
  Person                                  0
  With
                      8           Shared Dispositive Power
                                          1,641,369

9    Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,641,369

10   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                          [_]

11   Percent of Class Represented By Amount in Row (9)

                          5.04%

12   Type of Reporting Person*

          IN; HC


* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages


Item 1(a)      Name of Issuer:

               Tesoro Petroleum Corporation (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               300 Concord Plaza Drive, San Antonio, Texas 78216-6999.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Angelo, Gordon & Co., L.P. ("Angelo, Gordon"),

               ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo") and

               iii) Michael L. Gordon,  in his  capacities  as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

               This statement relates to shares (as defined herein) held for the accounts of Angelo, Gordon and eight private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address and principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)      Citizenship:

               i)   Angelo, Gordon is a Delaware limited partnership,

               ii)  Mr. Angelo is a citizen of the United States and

               iii) Mr. Gordon is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, par value $0.16 2/3 per share (the "Shares").

Item 2(e)      CUSIP Number:

               881609101

                                                              Page 6 of 11 Pages


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               i) Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under
                    Section 203 of the Investment Advisers Act of 1940.

               ii)  Mr. Angelo is a control person of Angelo, Gordon.

               iii) Mr. Gordon is a control person of Angelo, Gordon.

Item 4.        Ownership:

Item 4(a)      Amount beneficially owned:

               As of May 8, 2001, each of the Reporting Persons may be deemed the beneficial owner of 1,641,369 Shares (assumes the conversion of 1,941,300 Premium Income Equity Securities into 1,641,369 Shares). This number consists of
(i) 159,461 Shares held for the account of Angelo, Gordon (assumes the conversion of 188,600 Premium Income Equity Securities into 159,461 Shares) and
(ii) 1,481,908 Shares held for the accounts of eight private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser (assumes the conversion of 1,752,700 Premium Income Equity Securities into 1,481,908 Shares). Premium Income Equity Securities represent fractional interests in the Issuer's 7.25% Mandatorily Convertible Preferred Stock and will automatically convert into Shares on July 1, 2001. Each Premium Income Equity Security is currently convertible into 0.8455 Shares. The conversion rate on July 1, 2001 will be derived from a formula based on the average closing price per Share for the twenty trading days prior to July 1, 2001. Under the maximum possible conversion rate on July 1, 2001, each Premium Income Equity Security would convert into one Share.

Item 4(b)      Percent of class:

               The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.04% of the total number of Shares outstanding (assumes the conversion of 1,941,300 Premium Income Equity Securities into 1,641,369 Shares).

Item 4(c)      Number of shares as to which such person has:

     Angelo, Gordon
     --------------
     (i)   Sole power to vote or to direct the vote:                   1,641,369

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,641,369

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                              Page 7 of 11 Pages


     Mr. Angelo
     ----------
     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,641,369

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,641,369

     Mr. Gordon
     ----------
     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,641,369

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,641,369

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The partners of Angelo, Gordon have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Angelo, Gordon in accordance with their partnership interests in Angelo, Gordon.

               The limited partners of (or investors in) each of eight private investment funds for which Angelo, Gordon acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

               Angelo, Gordon is a broker-dealer registered under Section 15 of the Act and an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

                                                              Page 8 of 11 Pages


Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 9 of 11 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 8, 2001                          ANGELO, GORDON & CO., L.P.

                                           By: AG Partners, L.P.
                                               Its General Partner


                                           By: /s/ MICHAEL L. GORDON
                                               ------------------------------
                                               Name:  Michael L. Gordon
                                               Title:  General Partner


                                           JOHN M. ANGELO

                                           /s/ JOHN M. ANGELO
                                           ----------------------------------


                                           MICHAEL L. GORDON

                                           /s/ MICHAEL L. GORDON
                                           ----------------------------------

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Joint Filing Agreement, dated as of May 8, 2001, by and among
     Angelo,  Gordon & Co.,  L.P.,  John M.  Angelo and Michael L.
     Gordon ..........................................................    11

                                                             Page 11 of 11 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Tesoro Petroleum Corporation, dated as of May 8, 2001, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date: May 8, 2001                          ANGELO, GORDON & CO., L.P.

                                           By: AG Partners, L.P.
                                               Its General Partner


                                           By: /s/ MICHAEL L. GORDON
                                               ------------------------------
                                               Name:  Michael L. Gordon
                                               Title:  General Partner


                                           JOHN M. ANGELO

                                           /s/ JOHN M. ANGELO
                                           ----------------------------------


                                           MICHAEL L. GORDON

                                           /s/ MICHAEL L. GORDON
                                           ----------------------------------